SECURITIES [barcode] ION
W 02018538

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

SEC MAIL PROCESSING RECEIVED MAR 05 2002 WASH. D.C. 143 SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYCREST SECURITIES CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3090 PULLMAN STREET
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD P. EVANS (714) 434-4334
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BACHTELLE WINSTON & COMPANY
(Name — *if individual, state last, first, middle name*)

18201 VON KARMAN AVE., STE 305 (Address) IRVINE (City) CA (State) 92612-1005 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD P. EVANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAYCREST SECURITIES CO., INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

TARA M. KEMP
COMM. #1288147
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
My Comm. Expires Dec. 23, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYCREST SECURITIES CO., INC.

Statement of Financial Condition

December 31, 2001
With Independent Auditors' Report

BACHTELLE WINSTON & COMPANY

Certified Public Accountants

SUSAN K. BACHTELLE *
SUSAN E. WINSTON *

*A Professional Corporation

Independent Auditors' Report

To the Stockholders
Baycrest Securities Co., Inc.

We have audited the accompanying statement of financial condition of Baycrest Securities Co., Inc. (a California Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baycrest Securities Co., Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Bachtelle Winston & Company

Irvine, California
February 5, 2002

18201 Von Karman Avenue • Suite 305 • Irvine, CA 92612-1005 • (949) 851-6271 • Fax: (949) 261-1805

BAYCREST SECURITIES CO., INC.

Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 68,747
	$ 68,747

Liabilities and Stockholders' Equity

Liabilities	$ -
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value; 75,000 shares authorized and outstanding	75,000
Retained deficit	(6,253)
	68,747
	$ 68,747

See accompany notes to statement of financial condition.

BAYCREST SECURITIES CO., INC.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Summary of Significant Account Policies

Organization

Baycrest Securities Co., Inc. (the Company) was incorporated in California on November 24, 1999 for the purpose of facilitating private placement offerings for affiliated entities. Common stock was issued to the Company's stockholders in January 2000. Through December 31, 2001, limited operations have been conducted by the Company.

The Company is a licensed broker-dealer subject to regulation by the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

Income taxes

For federal and state income tax purposes, the Company has elected to be taxed as an S corporation whereby its taxable income is included in the individual tax returns of the stockholders. As an S corporation, the Company is subject to California income tax equal to the greater of 1.5% of taxable income or $800.

Use of estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2001, and revenues and expenses for the year then ended. Accordingly, actual results could materially differ from those estimates in the near term.

2. Commitments and Contingencies

The Company's commitments and contingencies include matters that arise in the ordinary course of business. Management believes these matters will not have a material adverse effect on the Company's financial position or results of operations.

3. Related Party Transactions

Certain facility costs, as well as management, data processing and other administrative services are provided to the Company, by an affiliate. The Company is not charged for these expenses and services.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements as of December 31, 2001.